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                                                                    EXHIBIT 11.1



                            ENCORE ORTHOPEDICS, INC.
       STATEMENT REGARDING THE COMPUTATION OF NET INCOME (LOSS) PER SHARE
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                        Year Ended December 31,
                                                         1994    1995    1996
                                                        ------  ------  ------
  Net income (loss) applicable to common stock          $  442  $1,370  $ (236)
  Weighted average shares outstanding                    6,624   6,941   6,149
  Net income (loss) applicable to common
    stock per share (1)                                 $ 0.07  $ 0.20  $(0.04)
                                                        ======  ======  ======

CALCULATION OF WEIGHTED AVERAGE SHARES OUTSTANDING
  Weighted average preferred stock outstanding             504     360       -
  Weighted average common stock outstanding              5,436   5,797   6,149
  Weighted average common stock options outstanding        684     639       -
  Weighted average warrants outstanding                      -     145       -
                                                        ------  ------  ------

    Weighted average shares outstanding                  6,624   6,941   6,149
                                                        ======  ======  ======

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(1)     Primary and fully diluted net income (loss) applicable to common stock per share are the same for all years presented.